FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2008
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                                        .]

Quarterly Report for the Period Ending
March 31, 2008
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index

1-	Quarterly report for the period ended March 31, 2008 of Videotron Ltd.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VIDEOTRON LTD.

/s/ Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance and
Operations and Chief Financial Officer
Date: May  30, 2008

QUARTERLY REPORT
2008 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three-Month Period
January 1, 2008 – March 31, 2008
May 30, 2008

VIDEOTRON LTD
Interim Consolidated Financial Statements
(Unaudited)
Three-month periods ended March 31, 2008 and 2007

Highlights
FINANCIAL STATISTICS

	For the three-month
	period ended
	March 31,	March 31,
(in thousands of Canadian dollars)	2008	2007

Revenues	430,621	358,543
Operating income (1)	196,138	148,992
Amortization	53,140	50,654
Net income	96,359	64,289
Cash flows provided by operating activities	115,152	54,122
Acquisition of fixed assets	96,396	88,265

CUSTOMER STATISTICS

	For the three-month period
	ended March 31,
	2008	2007

Homes passed (2)	2,506,634	2,464,061

Cable

Basic Cable Customers (3)	1,652,227	1,582,692
% Penetration (4)	65.9%	64.2%
Basic Cable, net additions	14,130	10,281

Digital Cable Customers	802,784	652,890
% Penetration (5)	48.6%	41.3%
Digital Cable, net additions	34,573	29,244

Internet Access

Cable Modem Customers	965,295	827,888
% Penetration (4)	38.5%	33.6%
Cable Modem, net additions	32,306	35,922

Telephony

Cable Telephony Customers	691,587	448,720
% Penetration (4)	27.6%	18.2%
Cable Telephony Customers, net additions	55,304	50,890

Wireless Telephony Lines	49,900	20,253
Wireless Telephony Lines, net additions	4,808	8,427

(1)	We define operating income as net income before amortization, financial expenses, dividend income from parent company, income taxes and non-controlling interest in a subsidiary.

See “— General” for more information on operating income.

(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS
          This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 — Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2007 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this quarterly report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information — Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2007 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.
          The following management’s discussion and analysis of financial condition and results of operations cover the main activities of the first quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the annual report (Form 20-F) for the year ended December 31, 2007.
General
          This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of March 31, 2008 and the results of our operations and cash flows for the three-month periods ended March 31, 2008 and 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 12 to our interim consolidated financial statements for the periods ended March 31, 2008 and 2007 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.
               We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, impairment of goodwill, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes; and

•	it does not reflect financial expenses or the cash necessary to pay financial expenses.
          You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure.

          Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our cable, Internet and telephony revenues. ARPU is not a measurement under Canadian nor U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU of each product line; cable television, Internet access and telephony, by dividing the related revenues by the average basic number of related customers during the applicable period, and then dividing that result by the number of months in the applicable period.
Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007
Revenues
          Consolidated operating revenues for the first quarter ended March 31, 2008 were $430.6 million compared with $358.5 million for the same period in 2007, representing an increase of $72.1 million (20.1%).
          Cable television revenues for the first quarter ended March 31, 2008 increased by $17.4 million (9.8%) as compared with the same period in 2007. This growth was primarily due to an increase in the average number of basic cable customers of 66,943 over the average number in the first quarter ended March 31, 2007, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our HD packages, as well as the price increases implemented at the beginning of March 2007 and March 2008, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. In the first quarter of 2008, we recorded a net addition of 14,130 basic cable television customers (0.9%), bringing the number of basic cable customers to 1,652,227, versus an increase of 10,281 customers (0.7%) and a total of 1,582,692 basic cable customers for the first quarter of 2007. During the first quarter ended March 31 2008, we also increased the number of digital customers by 34,573 (4.5%), compared with an increase of 29,244 (4.7%) for the same period in 2007. In the first quarter ended March 31, ARPU for our cable television services increased from $37.52 in 2007 to $39.52 in 2008, reflecting price increases, and the migration from analog to digital.
          Internet revenues for the first quarter ended March 31, 2008 increased by $20.8 million (21.0%), mainly due to an increase in the average number of cable-modem Internet customers of 138,726 over the average number in the same period ended March 31, 2007, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts. The number of cable-modem Internet customers increased by 32,306 during the first quarter of 2008 (3.5%) to 965,295, compared with an increase of 35,922 (4.5%) to 827,888 customers for the same period in 2007. ARPU for our Internet services increased from $40.09 in the first quarter ended March 31, 2007 to $41.69 for the same period in 2008. This increase was due to higher usage revenues and a decrease in promotional discounts.
          Telephony revenues for the first quarter ended March 31, 2008 increased by $29.6 million (70.2%), mainly due to an average of 666,268 cable telephony customers in the first quarter of 2008, versus 424,213 customers for the same period in 2007. The number of cable telephony customers increased by 55,304 (8.7%) to 691,587 in the first quarter ended March 31, 2008, compared with an increase of 50,890 (12.8%) customers for a total of 448,720 customers for the same period in 2007. ARPU for our cable telephony services increased from $31.34 in the first quarter ended March 31, 2007 to $32.48 for the same period in 2008. This increase was mainly due to a higher buying rate of telephony options and a decrease in promotional discounts. For our wireless telephony service, in this first quarter, we activated 4,808 lines to reach a total of 49,900 lines as of March 31, 2008, compared with an increase of 8,427 to 20,253 lines for the same period in 2007.
          Business solution revenues for the first quarter ended March 31, 2008 were $17.8 million compared with $17.5 million for the same period in 2007, representing an increase of $0.3 million (1.7%), mainly due a slight increase in Internet and telephony revenues.
          Revenues from video stores for the first quarter ended March 31, 2008 increased by $1.3 million (10.3%), mainly due to increased sales of equipments and video games as well as an increase of rental revenues.
          Other revenues, which represent mainly sales of equipment to customers, amounted to $12.0 million in the first quarter ended March 31, 2008 compared to $9.4 million in the first quarter ended March 31, 2007. This was due to an increase in the sale of set-top boxes and a higher proportion of HD set-boxes.
Direct Costs and Operating, General and Administrative Expenses
          Direct costs and Operating, General and Administrative expenses increased by $24.9 million (11.9%) to $234.5 million for the first quarter ended March 31, 2008, representing 54.5% of our first quarter revenues compared to

58.4% for the same period last year. Direct costs increased by $12.2 million. This increase is due to a larger number of basic cable and telephony customers and a higher penetration of digital customers. Operating, general and administrative expenses increased by $12.7 million. This increase was due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services. On the other hand, there was a decrease in management fees charged by our parent company including additional charges for the parent company stock option plan. In accordance with the accounting method used, the impact on the stock option charge of fluctuations in the Company’s fair value is recorded during the quarter in which the change occurs.
Operating Income
          Operating income for the first quarter ended March 31, 2008 was $196.1 million, compared with $149.0 million for the same period in 2007, representing an increase of $47.1 million (31.6%). Operating income margin increased to 45.5% for the first quarter ended March 31, 2008 from 41.6% for the same period in 2007, mostly due to the significant increase in customers for Internet access and telephony services. Our definition of operating income was provided above and a reconciliation of operating income to net income is provided in “Item 3 — Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2007.
Amortization
          Amortization expenses for the first quarter ended March 31, 2008 were $53.1 million compared with $50.7 million for the same period in 2007, representing an increase of $2.4 million (4.7%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses
          Financial expenses for the first quarter ended March 31, 2008 were $28.2 million, as compared with $17.5 million for the same period in 2007, representing an increase of $10.7 million (61.1%). In the first quarter of 2008, we recorded a loss of $5.5 million on embedded derivative not closely related to their host contract compared to a loss of $1.9 million in 2007. We also recorded in the first quarter of 2008 a loss of $1.5 million for the ineffective portion of fair value hedges. We also recorded a loss on foreign currency translation of short-term monetary items of $2.3 million in the first quarter of 2008 compared to a gain of $1.6 million for the same period in 2007. We also paid higher interest on our long-term debt, $21.3 million for the first quarter of 2008 compared to $19.9 million for the same period in 2007, due to an increased usage of our credit facility in 2008
Income Taxes
          Income tax expenses for the first quarter ended March 31, 2008 were $18.5 million, compared with $16.5 million for the same period in 2007, representing an effective tax rate of 16.1% compared with 20.4% in 2007, due to tax consolidation transactions, through which a non-taxable dividend income was received from 9101-0835 Quebec inc., a subsidiary of Quebecor Media inc., resulting in an expense reduction of $21.4 million. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media inc. and Service of Subsidiary Subordinated Loan”.
Net Income
          Net income was $96.4 million for the first quarter ended March 31, 2008, as compared with $64.3 million for the same period in 2007, an increase of $32.1 million (50.0%).
Liquidity and Capital Resources
Uses of Liquidity and Capital Resources
          Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the servicing and repayment of our debt; and

•	distributions to our shareholder.
          Capital Expenditures. During the three-month period ended March 31, 2008, we invested $96.4 million in fixed assets, compared with $88.3 million for the same period in 2007, an increase of $8.1 million. This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.
Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires capital investments in our network to support growth in our customer base and increases in bandwidth requirements.
          Service and Repayment of Our Debt. During the three-month period ended March 31, 2008, we made cash interest payments of $25.0 million, compared with $23.0 million for the same period in 2007. The increase is mainly due to a higher bank credit facility usage in 2008.
          Subsequently to the end of our 1st quarter, on April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount rate of 98.432% for net proceeds of US$447.9 million, before issuance fees of US$7.7 million. These Notes bear interest at a rate of 9 1/8%, for an effective interest rate of 9 3/8%, payable every six months on June 15 and December 15, and mature on April 15, 2018. The Notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross currency interest rate swaps under which all payments were set in Canadian dollars. The Notes are redeemable at the option of the company, in whole or in part, at any time on or after April 15, 2013, with a premium decreasing from 4.563% on April 15, 2013 to nil on April 15, 2016.
          Purchase of Shares of Quebecor Media inc. and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the consequence of effectively using tax losses within the Quebecor Media inc. group.
          On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
          On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
          Distributions to our Shareholder. During the three-month period ended March 31, 2008, we paid $120.0 million to our sole shareholder, Quebecor Media inc., in respect of reductions in paid-up capital, of which 73.8 million were affected to contributed surplus, compared to total cash distributions of $17.0 million for the same period in 2007. See Note 7 to our interim consolidated financial statements for the three-month periods ended March 31, 2008 and 2007. Subsequently to the end of our 1st quarter, on April 10, 2008, the Company authorized and paid a dividend of $110.0 million to its parent company. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.
          Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2007, are disclosed in notes 10, 14 and 15 to our annual consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. With the exception of the back-to-back transactions and the issuance of Senior Notes on April 15, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2007.

Sources of Liquidity and Capital Resources
          Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital market debt financing; and

•	our credit facilities.
          Funds from Operations. Cash flows related to operations before changes in non-cash operating items amounted to $180.5 million for the three-month period ended March 31, 2008, compared with $134.0 million for the same period in 2007. This $46.5 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $65.4 million for the three-month period ended March 31, 2008, compared with $79.8 million for the same period in 2007, representing a decrease of $14.4 million. Cash provided by operating activities during the first quarter ended March 31, 2008 was $115.2 million compared with $54.1 million for the same period in 2007, representing an increase of $61.1 million (112.9%).
          Credit Facilities. As of March 31, 2008, we had an outstanding balance including unpaid interest of $224.8 million ($147.7 million at December 31, 2007), leaving $225.2 million ($302.3 million at December 31, 2007) available on our revolving credit facility. On April 7, 2008, the Company entered into amendments to its senior secured credit facility pursuant to which commitments under the senior credit facility have been increased to $575.0 million and the maturity of this facility has been extended to April 2012. We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments on our 6 7/8% Senior Notes, due January 15, 2014, our 6 3/8% Senior Notes, due December 15, 2015 and our 9 1/8% Senior Notes, due April 15, 2018 , as well as payments on our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make cash distributions to our shareholder in the future.
Critical Accounting Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2007, and that there has been no change in such critical accounting estimates since December 31, 2007.
Risks and Uncertainties
          For detailed information on our risks and uncertainties, see “Item 11 — Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2007.
          In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed-rate and variable-rate obligations. As of March 31, 2008, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2007.
          While these agreements expose us to the risk of non-performance by a first party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2007 is provided in note 1(p) to our audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.
          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivables from individual customers. As of March 31, 2008, we had no significant concentration of credit risk.

Wireless Auction Spectrum
               In order to offer our customers integrated mobile multimedia services and be more competitive, our parent company, Quebecor Media inc., intends to participate in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz Range (the ‘‘3G Spectrum Auction’’), which is scheduled to commence on May 27, 2008. In the 3G Spectrum Auction, Quebecor Media intends to focus on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate). Subject to applicable 3G Spectrum Auction rules and Quebecor Media’s strategic considerations, Quebecor Media may enter into agreements with one or more partners relating to licenses outside of the Province of Québec, with a view to launching a national wireless service operation in Canada. Quebecor Media has not determined whether it will enter into any such agreement. If Quebecor Media is successful in the 3G Spectrum Auction and is awarded spectrum, it is currently anticipated that the spectrum for the Province of Québec, if obtained, will be transferred to us. Quebecor Media is currently considering various alternatives regarding its potential acquisition of spectrum outside the Province of Québec.
Regulation
          We are subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2007.
Changes in Accounting Policies
          Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments — Presentation. See Note 10 in our Interim Consolidated Financial Statements for the three-month periods ended March 31, 2008 and 2007 for a description of the significant changes. Apart from those modifications, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2007.
Recent Accounting Developments in Canada
          On January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
          In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

Recent Accounting Developments in the United States
          On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157. The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
(in thousands of Canadian dollars)

	2008	2007

Operating revenues:
Cable television	$195,104	$177,689
Internet	119,950	99,136
Telephony	71,870	42,233
Business solution	17,804	17,482
Video stores	13,905	12,613
Other	11,988	9,390

	430,621	358,543

Direct costs and operating expenses	234,483	209,551

Amortization	53,140	50,654

Financial expenses (note 3)	28,156	17,501

Income before income taxes and non-controlling interest	114,842	80,837

Income taxes (note 4):
Current	33	36
Future	18,421	16,492

	18,454	16,528

	96,388	64,309

Non-controlling interest	29	20

Net income	$96,359	$64,289

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
(in thousands of Canadian dollars)

	2008	2007

Net income	$96,359	$64,289

Other comprehensive income:
Unrealized gain on derivative instruments	7,667	3,917
Income taxes	(2,034)	(894)

	5,633	3,023

Comprehensive income	$101,992	$67,312

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Deficit
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
(in thousands of Canadian dollars)

	2008	2007

Deficit at beginning of period	$(356,744)	$(682,436)

Net income	96,359	64,289

Deficit at end of period	$(260,385)	$(618,147)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
(in thousands of Canadian dollars)

	2008	2007

Cash flows related to operating activities:
Net income	$96,359	$64,289
Adjustments for the following items:
Amortization of fixed assets	52,626	50,116
Amortization of other assets	6,345	4,990
Amortization of financing costs and debt premium or discount	(261)	(236)
Future income taxes	18,421	16,492
Loss on disposal of fixed assets	662	128
Non-controlling interest	29	20
Net loss on derivative instruments and on foreign currency translation of financial instruments (note 3)	6,968	289
Unrealized gain on foreign currency translation of short-term monetary items	(640)	(2,137)

	180,509	133,951

Net change in non-cash balances related to operations	(65,357)	(79,829)

Cash flows provided by operating activities	115,152	54,122

Cash flows related to investing activities:
Acquisition of fixed assets	(96,396)	(88,265)
Acquisition of shares of a company under common control	(585,000)	(1,000,000)
Acquisition of temporary investments	—	(10)
Other	1,241	(364)

Cash flows used in investing activities	(680,155)	(1,088,639)

Cash flows related to financing activities:
Net change in bank indebtedness	23,522	2,501
Net borrowings under bank credit facility	77,081	49,000
Subordinated loan from parent company	585,000	1,000,000
Reduction in paid-up capital	(120,000)	(17,000)
Other	(600)	16

Cash flows provided by financing activities	565,003	1,034,517

Cash and cash equivalents, at beginning and end of period	$—	$—

Cash interest payments (net of receipts)	$24,973	$22,986
Cash income tax payments (net of refunds)	1,141	25

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
March 31, 2008 and December 31, 2007
(in thousands of Canadian dollars)

	March 31,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$153,606	$161,366
Amounts receivable from affiliated companies	76,860	12,266
Income taxes	246	220
Inventories	35,836	39,445
Prepaid expenses	18,700	16,316
Future income taxes	25,332	31,585

	310,580	261,198

Investments (note 5)	2,580,000	1,995,000
Fixed assets	1,439,934	1,408,805
Future income taxes	2,021	2,970
Other assets	31,845	30,466
Goodwill	433,759	433,759

	$4,798,139	$4,132,198

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$33,027	$9,505
Accounts payable and accrued liabilities	201,761	267,432
Amounts payable to affiliated companies	100,320	54,683
Deferred revenue	157,538	151,928
Income taxes	18	119

	492,664	483,667

Long-term debt (note 6)	1,084,747	950,988
Subordinated loan to parent company (note 5)	2,580,000	1,995,000
Derivative financial instruments	187,918	245,556
Deferred revenue	19,956	21,112
Future income taxes	179,415	166,162
Other liabilities	12,337	10,603

	4,557,037	3,873,088

Shareholder’s equity:
Share capital (note 7)	1	46,177
Contributed surplus (note 7)	503,155	576,979
Deficit	(260,385)	(356,744)
Accumulated other comprehensive loss (note 8)	(1,669)	(7,302)

	241,102	259,110

	$4,798,139	$4,132,198

Letter of credit (note 11)
Subsequent events (note 13)
See accompanying notes to unaudited interim consolidated financial statements.
On behalf of the Board:

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
Videotron Ltd. (the “Company”) is a cable service provider in the province of Québec for pay-television services, internet access and telephony services. It also provides business telecommunication services, wireless communication services and operates a chain of video stores.
1.	Summary of significant accounting policies:

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2007 audited consolidated financial statements and the notes thereto. The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 12.

Certain comparative figures for the 2007 period have been reclassified to conform to the financial presentation adopted for the period ended March 31, 2008.

New accounting policies since previous year-end:

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.

These sections relate to disclosures and presentation of information and did not affect the Company’s financial results.

All the disclosure requirements related to these new accounting standards are presented in note 10.

2.	Future changes in accounting standards:

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
2.	Future changes in accounting standards (continued):

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

3.	Financial expenses:

	March 31,	March 31,
	2008	2007
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$21,344	$19,856
Amortization of financing costs and debt premium or discount	(261)	(236)
Net loss on derivative instruments and on foreign currency translation of financial instruments (1) and (2)	6,968	289
Loss (gain) on foreign currency translation of short-term monetary items	2,315	(1,563)

	30,366	18,346

Parent company:
Interest expense	67,059	25,908
Dividend income	(69,269)	(26,753)

	(2,210)	(845)

	$28,156	$17,501

(1)	During the three-month period ended March 31, 2008, the Company recorded a loss of $5.5 million on embedded derivatives not closely related to their host contract (a loss of $1.9 million in 2007).

(2)	During the three-month period ended March 31, 2008, the Company recorded a loss of $1.5 million for the ineffective portion of fair value hedges (a gain of $1.6 million in 2007).

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
4.	Income taxes:

The following table reconciles income taxes at the Company’s domestic tax rate of 30.90% in 2008 (2007 - 32.02%) and income taxes in the interim consolidated statements of income:

	March 31,	March 31,
	2008	2007
	(in thousands of Canadian dollars)
Income taxes at domestic statutory tax rates	$35,486	$25,884

Increase (reduction) resulting from:
Non-taxable dividend from the parent company	(21,404)	(8,487)
Non-deductible charges, non-taxable income and differences between current and future tax rates	3,286	(1,368)
Other	1,086	499

	$18,454	$16,528

5.	Subordinated loan to parent company:

	March 31,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Subordinated loan — Quebecor Média Inc.	$2,580,000	$1,995,000

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
The above transactions were carried out for tax consolidation purposes of Quebecor Média Inc. and its subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
6.	Long-term debt:

	March 31,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Bank credit facility	$224,802	$147,721
Senior Notes (1)	854,614	825,634

	1,079,416	973,355

Change in fair value related to hedged interest rate risks	7,620	(14,477)
Adjustment related to embedded derivatives	9,744	4,636
Financing fees, net of amortization	(12,033)	(12,526)

	$1,084,747	$950,988

(1)	Year-end exchange rates were used to translate debt issued in a foreign currency.
7.	Share capital:

Authorized share capital:

An unlimited number of common shares, Series A, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
7.	Share capital (continued):

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

	March 31,	December 31,
	2008	2007
	Common	Common
	shares	shares
	(in thousands of Canadian dollars)
Issued and paid:
2,515,276 common shares Series A	$1	$46,177

In January and February 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, of which $73.8 million were recorded as a reduction of contributed surplus.
8.	Employee future benefits:

The Company maintains defined benefit and contribution pension plans for its employees. The total net benefit costs were as follows:

	2008	2007
	(in thousands of Canadian dollars)
Net benefit costs:
Defined benefit plan	$1,413	$1,492
Defined contribution plan	1,426	1,331

	$2,839	$2,823

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
9.	Accumulated other comprehensive loss:

2008
(in thousands of Canadian dollars)
Balance as at December 31, 2007	$(7,302)

Other comprehensive income, net of income tax	5,633

Balance as at March 31, 2008	$(1,669)

No significant amount is expected to be reclassified to income over the next twelve months, in connection with derivatives designated as cash flow hedges, while the remaining accumulated loss is expected to be reversed over a seven-year period.
10.	Financial instruments and financial risk management:

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, and to interest rate fluctuations, and capital risk. In order to manage its foreign exchange and interest rate risks, the Company use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturities as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
10. Financial instruments and financial risk management (continued):
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

$ / US$	Less than 1 year	1.0225	65.3

(ii)	Cross-currency interest rate swaps:

						CDN dollar
						exchange rate
				Annual	Annual	of interest
				effective	nominal	and capital
	Period	Notional		interest	interest	payments per
	covered	amount		rate	rate	one US dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				+ 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				+ 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Also, certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then-market value.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
10.	Financial instruments and financial risk management (continued):
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

Carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2008 and December 31, 2007 are as follows:

		2008		2007
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in thousands of Canadian dollars)
Long-term debt (1)	$(1,079,416)	$(996,400)	$(973,355)	$(938,158)
Cross-currency interest rate swaps	(187,412)	(187,412)	(241,320)	(241,320)
Foreign exchange forward contract	506	506	(4,236)	(4,236)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields, market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date plus an appropriate constant credit spread. The fair value of the derivative financial instruments is estimated using period-end market rates.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
10.	Financial instruments and financial risk management (continued):
(c)	Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of March 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.5 million as of March 31, 2008 ($11.7 million as of December 31, 2007).

The Company believes that its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.

(d)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
10.	Financial instruments and financial risk management (continued):
(d)	Liquidity risk management (continued):

As of March 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments. These obligations and their maturities are as follows:

			Less than		5 years
	Total	1 year	1-3 years	3-5 years	and more
	(in thousands of Canadian dollars)
Long-term debt	$1,079,416	$—	$—	$224,802	$854,614
Interest payments (1)	578,602	84,265	168,530	168,530	157,277
Derivative instruments (2)	193,443	—	—	—	193,443

Total contractual obligations	$1,851,461	$84,265	$168,530	$393,332	$1,205,334

(1)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at March 31, 2008.

(2)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
(e)	Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

The Company is exposed to foreign currency risk on purchases and loans that are denominated in a currency other than the Canadian dollar. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of March 31, 2008 and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.

An increase or a decrease of 1% in the exchange rate of the Canadian dollar compared to the U.S. dollar would have an impact on foreign denominated inventory purchases and capital expenditures of less than $1.0 million on a period-end basis.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
10.	Financial instruments and financial risk management (continued):
(e)	Market risk (continued):

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 52.7% of fixed rate debt and 47.3% of floating rate debt.

An increase or a decrease of 25 basis points in the Bankers’ acceptances rate would have increased or decreased interest expense by approximately $1.8 million during the quarter.

(f)	Capital management:

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of is various activities, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to the parent company. Since the last financial year, the Company has not changed significantly its strategy regarding capital structure management.

The capital structure of the Company is composed of shareholder equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments and non-controlling interests, less cash and cash equivalents and temporary investments.

The Company is not subject to any externally imposed capital requirements.
11.	Letter of credit:

In March 2008, the Company’s parent company, Quebecor Media inc., has filed an application to participate in Canada’s auction for spectrum licenses for Advances Wireless Services. As part of the application, the Company has granted an irrevocable standby letter of credit to Industry Canada of $99.3 million.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.    Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:
The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s interim consolidated financial statements.
(a)	Consolidated Statements of Income:

For the three-month periods ended:

	March 31,	March 31,
	2008	2007
	(In thousands of Canadian dollars)
Net income as reported in the interim consolidated statements of income per Canadian GAAP	$96,359	$64,289

Adjustments:
Push-down basis of accounting (i)	(2,153)	(2,154)
Development and pre-operating costs (iii)	1,196	430
Derivative instruments (iv)	(5,953)	884
Share-based compensation (vii)	(1,400)	(500)
Income taxes (v)	485	(276)

	(7,825)	(1,616)

Net income as adjusted per U.S. GAAP	$88,534	$62,673

(b)	Consolidated Statements of Comprehensive Income:

For the three-month periods ended:

	March 31,	March 31,
	2008	2007
	(in thousands of Canadian dollars)
Comprehensive income as per Canadian GAAP	$101,992	$67,312

Adjustments to net income as per (a) above	(7,825)	(1,616)

Adjustments to other comprehensive income:
Derivative instruments (iv)	4,194	—
Income taxes (v)	(856)	—

Comprehensive income as per U.S. GAAP	$97,505	$65,696

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(b)	Consolidated Statements of Comprehensive Income (continued):

Accumulated other comprehensive loss as at March 31, 2008 and December 31, 2007 is as follows:

	March 31,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Accumulated other comprehensive loss as per Canadian GAAP	$(1,669)	$(7,302)

Adjustments:
Pension and postretirement benefits (vi)	(2,239)	(2,239)
Derivative instruments (iv)	4,496	302
Income taxes (v)	(374)	482

	1,883	(1,455)

Accumulated other comprehensive loss as per U.S. GAAP, at end of period	$214	$(8,757)

(c)	Consolidated Balance Sheets:

		March 31,		December 31,
		2008		2007
	Canada	United States	Canada	United States
	(in thousands of Canadian dollars)
Fixed assets	$1,439,934	$1,534,355	$1,408,805	$1,506,363
Goodwill	433,759	2,577,584	433,759	2,577,584
Future income tax assets	27,353	28,540	34,555	35,442
Other assets	31,845	10,601	30,466	7,116
Other liabilities (1)	(502,336)	(507,590)	(578,274)	(581,439)
Long-term debt	(1,084,747)	(1,081,754)	(950,988)	(946,236)
Long-term deferred revenue	(19,956)	(2,071)	(21,112)	(2,317)
Future income tax liabilities	(179,415)	(200,972)	(166,162)	(188,721)
Contributed surplus	(503,155)	(5,104,319)	(576,979)	(5,178,143)
Deficit	260,385	2,651,176	356,744	2,739,710
Accumulated other comprehensive loss	1,669	(214)	7,302	8,757

(1)	Includes: Accounts payable and accrued liabilities, amounts payable to affiliated companies, derivative financial instruments and other liabilities.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of these financial statements under U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Média Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Accounting for derivative financial instruments and hedging activities:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of ineffectiveness recorded in earnings for hedging relationships can differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(v)	Income taxes:

Under U.S. GAAP, the FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as the new rules of FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(vi)	Pension and postretirement benefits:

Under U.S. GAAP, Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize the over- or underfunded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(vii)	Share-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), the liability related to stock-based awards, that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(viii)	Fair value measurements:

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS-157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement No. 13,” which removes certain leasing transactions from the scope of SFAS No. 157. The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(ix)	Consolidated statements of cash flows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the three-month periods ended March 31, 2008 and 2007 would have no effect on cash equivalents provided by operations, cash used in investing activities and cash provided by financing activities.
13.	Subsequent events:
(a)	Amendments to credit facility:

On April 7, 2008, the Company entered into amendments to its senior secured credit facility, pursuant to which commitments under the senior credit facility have been increased to $575.0 million and the maturity of this facility has been extended to April 2012. Pursuant to these amendments, the Company will, subject to certain conditions, also be able to increase the commitments under the senior secured credit facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

(b)	Dividend:

On April 10, 2008, the Company authorized and paid a dividend of $110.0 million to its parent company.

(c)	Senior Notes:

On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.432% for net proceeds of US$447.9 million, before issuance fees of US$7.7 million. These Notes bear interest at a rate of 9.125% for an effective interest rate of 9.375% payable every six months on June 15 and December 15, and mature on April 15, 2018. The Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross currency interest rate swaps under which all payments were set in Canadian dollars. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, with a premium decreasing from 4.563% on April 15, 2013 to nil on April 15, 2016.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2008 and 2007
13.	Subsequent events (continued):
(d)	Part II license fees — CRTC:

In 2003 and 2004, a number of companies, including the Company, brought a suit against the Crown before the Federal Court, alleging that the Part II license fees that broadcasters are required to pay annually constitute, in fact and in law, taxes, not fees. On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) was to cease collection of such fees, and ordered that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. On October 1, 2007, the CRTC issued a document, stating that it would adhere to the decision that was rendered and that it would not collect, in 2007 or in any subsequent years, the Part II license fees payable on November 30 of each year unless a Superior Court reversed the Federal Court decision. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. The reduction of these fees in the operating expenses for the period from September 1, 2006 to March 31, 2008 represents approximately $17.0 million, of which approximately $2.8 million is for the first quarter of 2008. On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. As a result, the Company may be required to pay these rights for the year 2007 and in coming years. The Company has decided that it will request a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it would make no attempt to collect outstanding Part II fees until the earlier of (a) the leave to appeal to the Supreme Court of Canada is denied, or (b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or (c) the matter is settled between the parties.